May 21, 2013

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund V, L.P., Series 3 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

As you may be aware, the Partnership invested in a total of 18 local limited partnerships. The Partnership has sold its interests in eight of those local limited partnerships. The appraisals of the apartment complexes, conducted with any applicable restrictions taken into consideration, indicated no remaining equity in those apartment complexes. Accordingly, each transfer was made for consideration intended (at a minimum) to be sufficient to pay for the Partnership’s closing costs. In each case, the apartment complex stayed with the local limited partnership owning it subject to its mortgage indebtedness.

The schedule comprising Attachment No. 1 hereto includes each property’s appraised value as of the date set forth, and each property’s loan balance as of December 31, 2012. The table also includes the type of transaction (asset or limited partnership interest sale) and the date each transaction took place.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal tax credits of approximately 136% of the amount invested. In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners.

The Partnership continues to own interests in other apartment complexes. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sales described herein will result in gross taxable income to Limited Partners which was reflected in your 2012 K1 (for the sales that occurred on December 31, 2012) or will be reflected in your 2013 K1, expected to be delivered to you approximately February or March 2014. Accordingly each Limited Partner is encouraged to consult his, her or its own tax advisor as to the specific tax consequences as a result of the sales.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,

/s/ DENIM MERCADO

Denim Mercado
Investor Services Manager

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

Attachment No. 1

A	B	C	D	E	F
Local Limited Partnership	Mortgage Debt at 12/31/12	Appraised Value	Date of Appraisal	Date of Sale	Type of Transaction

Heritage Apartments I, L.P.	$483,654	$160,000	10/12/2012	12/31/2012	LP Interest Sale
Hillcrest Associates	$1,223,383	$805,000	10/10/2012	12/31/2012	LP Interest Sale
Rosedale Limited Partnership	$1,248,147	$510,000	10/10/2012	12/31/2012	LP Interest Sale
Curtis Associates I, L.P.	$398,145	$235,000	10/5/2012	3/31/2013	LP Interest Sale
Prairieland Properties of Syracuse II, L.P.	$277,565	$80,000	10/5/2012	3/31/2013	LP Interest Sale
Solomon Associates I, L.P.	$541,289	$230,000	10/5/2012	3/31/2013	LP Interest Sale
Talladega County Housing, LTD.	$658,025	$270,000	9/28/2012	3/31/2013	LP Interest Sale
The Willows Apartments Limited Partnership	$937,016	$710,000	9/28/2012	4/30/2013	LP Interest Sale

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com